                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            From the transition period from        to


                        Commission file number 000-24312


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               VIRBAC CORPORATION
                      (f/k/a AGRI-NUTRITION GROUP LIMITED)
                             3200 Meacham Boulevard
                              Fort Worth, TX 76137
                             Telephone 817-831-5030

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              VIRBAC CORPORATION
                              RETIREMENT SAVINGS PLAN



Date: October 15, 2002        by: /s/ Carole Buys-Michela
                                  ----------------------------------------------
                                  Carole Buys-Michela, Acting Plan Administrator

[WEAVER AND TIDWELL L.L.P. LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Virbac Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Virbac Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virbac Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information on pages 7 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ WEAVER AND TIDWELL, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
October 8, 2002

3899

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                            2001                2000
                                                        ------------        ------------

ASSETS
     Cash                                               $    105,247        $         --
     Investments, at fair value                            6,301,247           4,529,501
     Employer contribution receivable                          5,005               3,875
     Employee contribution receivable                         11,550               9,297
     Participant loans                                        41,933              18,809
                                                        ------------        ------------
         Total assets                                      6,464,982           4,561,482

LIABILITIES                                                       --                  --
                                                        ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                       $  6,464,982        $  4,561,482
                                                        ============        ============

  The Notes to Financial Statements are an integral part of these statements.

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                      2001                 2000
                                                                  ------------         ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions
         Employer                                                 $    239,033         $     85,494
         Employee                                                      605,414              204,939
         Other                                                          35,488                   --
     Investment Income (loss)
         Interest and dividends                                        244,570               55,848
         Net change in fair value of investments                      (246,128)             (73,271)
     Other                                                              92,892                7,494
                                                                  ------------         ------------

             Total additions                                           971,269              280,504


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                     190,349              935,897
     Administrative expenses                                            16,173               15,368
                                                                  ------------         ------------

             Total deductions                                          206,522              951,265
                                                                  ------------         ------------

             Increase (decrease) in net assets
                available for benefits                                 764,747             (670,761)

TRANSFER OF ASSETS                                                   1,138,753                   --

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                               4,561,482            5,232,243
                                                                  ------------         ------------

     End of year                                                  $  6,464,982         $  4,561,482
                                                                  ============         ============

  The Notes to Financial Statements are an integral part of these statements.

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

         Virbac Corporation Retirement Savings Plan (the "Plan") maintains its accounting records on the accrual basis.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     At December 31 of each year, the Plan's assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 2. DESCRIPTION OF PLAN

     The following description of Virbac Corporation Retirement Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     In 1999, Agri-Nutrition Group Limited merged with Virbac Corporation, a U.S. subsidiary of a French manufacturer, to form a new company. In 2001, Virbac Corporation merged its existing defined contribution plan with Agri-Nutrition Group Limited Retirement Savings Plan to form Virbac Corporation Retirement Savings Plan.

     The Plan is a defined contribution plan covering all eligible employees of Virbac Corporation. The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

     All employees of the Company who have attained the age of 18 and have completed six consecutive months of service are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company's matching and discretionary contributions according to the following schedule: after one year of service, 33%; after two years of service, 67%; and after three years of service, 100%.

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     NOTE 2. DESCRIPTION OF PLAN - CONTINUED

     Each participant may elect to contribute up to 15 percent of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease its rate of basic contribution or investment percentage of each fund on the first day of each month. The Company contributes to the Plan an amount equal to one-half of participant contributions, not to exceed four percent of the participant's eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

     In addition to the Company's matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the board of directors. The Company's discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 2001 or 2000.

     Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their account which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Principal Stable Value Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, Mid Cap Stock Index Fund, Strong Advantage Fund, Total Bond Market Index Fund, Aggressive Growth Fund, Ultra Investment Fund, Invesco Growth Fund, T. Rowe Price New Horizons Fund, International Growth Fund, and Virbac Corporation Stock Fund.

     If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company's discretionary contributions are allocated to the remaining participants on the basis of their compensation.

     Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participants with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant's account will be distributed to the designated beneficiary at his election in the manner described above.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and nonforfeitable.

     Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50 percent of the participant's nonforfeitable accrued benefit or 100 percent of vested participant contributions and income. The security for each loan shall be

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2. DESCRIPTION OF PLAN - CONTINUED

     an irrevocable pledge and assignment of the nonforfeitable participant's accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.

     Included in net assets available for benefits at December 31, 2001 is $63,957 related to participants that had withdrawn from the Plan whose accounts have not been liquidated.

NOTE 3. INVESTMENTS

     The following table presents the fair values of investments as of December 31, 2001 and 2000. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                December 31,          December 31,
                                                                    2001                  2000
                                                               --------------        --------------

         Investments at fair value as
           determined by quoted market price
              Guaranteed Interest Fund                         $      164,194        $      162,232
              Money Market Fund                                       492,946 *             502,073 *
              Bond Emphasis Balanced Fund                             469,125 *             509,373 *
              Large Cap Stock Index Fund                            1,476,577 *           1,504,511 *
              Stock Emphasis Balanced Fund                            487,368 *             614,444 *
              Mid Cap Stock Index Fund                                193,325                    --
              Stable Value Fund                                       418,983 *                  --
              Strong Ultra-Short Fund                                  57,073                    --
              Total Bond Market Index Fund                            144,375                    --
              Aggressive Growth Fund                                  236,402                    --
              Ultra Investment Fund                                   208,747                    --
              Invesco Growth Fund                                     230,632                    --
              T. Rowe Price New Horizons Fund                         381,979 *             397,661 *
              International Growth Fund                               131,060                    --
              Virbac Corporation Stock                                808,893 *             424,805 *
              Insurance Policies                                      399,568 *             414,402 *
                                                               --------------        --------------
                                                               $    6,301,247        $    4,529,501
                                                               ==============        ==============

              * Represents investments of 5% or more of net assets

NOTE 4. TAX STATUS OF PLAN

         The Plan obtained its latest determination letter in May 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

                               SUPPLEMENTARY DATA

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                           EIN: 43-1648680 PLAN - 001
                                DECEMBER 31, 2001


 (a)            (b)                                 (c)                                    (d)                      (e)
                                         Description of investment
         Identity of issue,               including maturity date,
          borrower, lessor              rate of interest, collateral,                                             Current
          or similar party                 par or maturity value                           Cost                    Value
         ------------------             -----------------------------                      ----                   --------
         Principal Life                  Insurance Company General
             Insurance Co.                   Guaranteed Interest                            N/A                 $   164,194

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Money Market                                   N/A                     492,946

         Gartmore Trust                  Pooled Separate Accounts
             Company                         Stable Value                                   N/A                     418,983

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Bond Emphasis Balanced                         N/A                     469,125

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Large Cap Stock Index                          N/A                   1,476,577

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Stock Emphasis Balanced                        N/A                     487,368

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Mid Cap Stock Index                            N/A                     193,325

         Strong Funds                    Pooled Separate Accounts
                                            Strong Ultra-Short                              N/A                      57,073

         Vanguard Group                  Pooled Separate Accounts
                                            Total Bond Market Index                         N/A                     144,375

         AIM Family of Funds             Pooled Separate Accounts
                                            Aggressive Growth                               N/A                     236,402

         American Century                Pooled Separate Accounts
                                            Ultra Investment                                N/A                     208,747

         Invesco Family of Funds         Pooled Separate
                                            Accounts Growth                                 N/A                     230,632

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                           EIN: 43-1648680 PLAN - 001
                                DECEMBER 31, 2001
                                   (CONTINUED)


                                         Description of investment
         Identity of issue,               including maturity date,
          borrower, lessor              rate of interest, collateral,                                              Current
          or similar party                  par or maturity value                          Cost                     Value
         ------------------             -----------------------------                      ----                   --------

         T. Rowe Price Funds             Registered Investment Company
                                             T. Rowe Price New Horizons                     N/A                     381,979

         Putnam                          Pooled Separate Accounts
                                             International Growth A                         N/A                     131,060

         Virbac Corporation              Employer Security - Common
                                             Virbac Corporation                             N/A                     808,893

         Conseco                         Individual Life Insurance
                                              Cash Values                                   N/A                     184,004

         Americo Financial               Individual Life Insurance
             Life & Annuity                   Cash Values                                   N/A                      46,051

         Lincoln National Life           Individual Life Insurance
                                              Cash Values                                   N/A                     164,576

         Midland National Life           Individual Life Insurance
              Insurance                       Cash Values                                   N/A                       4,937

         Participant Loans               Interest Rates Ranging
                                             from 5.00% to 12.50%                           N/A                      41,933
                                                                                                                -----------
                                                                                                                $ 6,343,180
                                                                                                                ===========

        SCHEDULE G                               FINANCIAL TRANSACTION SCHEDULES                         Official Use Only
       (Form 5500)
                                           This schedule is required to be filed under section          OMB No. 1210-0110
Department of the Treasury              104 of the Employee Retirement Income Security Act of
 Internal Revenue Service                  1974 (ERISA) and section 6058(a) of the Internal                     2001
                                                Revenue Code (the Code).
                                                                                                         This Form is Open to
   Department of Labor                          > File as an attachment to Form 5500.                      Public Inspection.
Pension and Welfare Benefits
     Administration
-----------------------------------------------------------------------------------------------------------------------------------
For calendar plan year 2001 or fiscal plan year beginning                       and ending
-----------------------------------------------------------------------------------------------------------------------------------
A Name of plan                                                             B  Three-digit
VIRBAC CORPORATION RETIREMENT SAVINGS PLAN                                    plan number   >                     001
-----------------------------------------------------------------------------------------------------------------------------------
C Name of plan sponsor as shown on line 2a of Form 5500                    D  Employer Identification Number
VIRBAC CORPORATION                                                              43-1648680
-----------------------------------------------------------------------------------------------------------------------------------
                         SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
-----------------------------------------------------------------------------------------------------------------------------------
(a)                                                  (b)                                                    (c)
                                       Identity and address of obligor                            Original amount of loan
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                     Amount received during reporting year
-------------------------------------------------------------------------------                             (f)
         (d) Principal                        (e) Interest                                    Unpaid balance at end of year
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                     (g)
                  Detailed description of loan including dates of making and maturity interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                        Amount overdue
-------------------------------------------------------------------------------
(h)  Principal                                (i) Interest
-------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.  v41    Schedule G (Form 5500) 2001



                                                   2401010109
                                                   [BAR CODE]

Schedule G (Form 5500) 2001                                               Page 2
--------------------------------------------------------------------------------  -------------------------------------------------
                                                                                                        Official Use Only
-----------------------------------------------------------------------------------------------------------------------------------
                                       (b)                                                                      (c)
(a)                       Identity and address of obligor                                             Original amount of loan
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                     Amount received during reporting year
--------------------------------------------------------------------------------                     (f)
        (d) Principal                           (e) Interest                            Unpaid balance at end of year
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (g)
                  Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                       Amount overdue
------------------------------------------------------------
       (h) Principal                   (i) Interest
------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                       (b)                                                                      (c)
(a)                       Identity and address of obligor                                             Original amount of loan
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                     Amount received during reporting year

--------------------------------------------------------------------------------                     (f)
        (d) Principal                           (e) Interest                            Unpaid balance at end of year

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (g)
                  Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                       Amount overdue
------------------------------------------------------------
       (h) Principal                   (i) Interest
------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


                                   240101020A
                                   [BAR CODE]

Schedule G (Form 5500) 2001                    Page 3
                                                         -----------------------
                                                             Official Use Only
--------------------------------------------------------------------------------
[ILLEGIBLE]  SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
--------------------------------------------------------------------------------
(a)      (b) Identity of           (c) Relationship to plan, employer, employee
             leasor/leasee             organization or other party-in-interest
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(e) Original             (f) Current value at        (g) Gross rental receipts
    cost                     time of lease               during the plan year
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Expenses paid during           (i) Net            (j) Amount in
      the plan year                receipts               arrears
--------------------------------------------------------------------------------

================================================================================
(a)      (b) Identity of           (c) Relationship to plan, employer, employee
             leasor/leasee             organization or other party-in-interest
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(e) Original             (f) Current value at        (g) Gross rental receipts
    cost                     time of lease               during the plan year
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Expenses paid during           (i) Net            (j) Amount in
      the plan year                receipts               arrears
--------------------------------------------------------------------------------

================================================================================
(a)      (b) Identity of           (c) Relationship to plan, employer, employee
             leasor/leasee             organization or other party-in-interest
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(e) Original             (f) Current value at        (g) Gross rental receipts
    cost                     time of lease               during the plan year
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Expenses paid during           (i) Net            (j) Amount in
      the plan year                receipts               arrears
--------------------------------------------------------------------------------

================================================================================


                                   2401070808
                                   [BAR CODE]

Schedule G (Form 5500) 2001                    Page 4
                                                         -----------------------
                                                             Official Use Only
--------------------------------------------------------------------------------
[PART III]   NONEXEMPT TRANSACTIONS
             If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5830 with the IRS to pay the excise tax on the transaction.
--------------------------------------------------------------------------------
    (a) Identify of party involved      (b) Relationship to plan, employer,
                                            or party-in-interest
--------------------------------------------------------------------------------

EMPLOYER                            PLAN SPONSOR
--------------------------------------------------------------------------------
  (c) Description of transactions, including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------------
SEE ATTACHED
--------------------------------------------------------------------------------
(d) Purchase price  (e) Selling price  (f) Lease rental  (g) Expenses incurred in connection with
                                                             transaction
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Cost of asset     (i) Current value of asset    (j) Net gain or (loss) on
                                                        each transaction
--------------------------------------------------------------------------------
          10384                        10384
================================================================================
  (a) Identity of party involved        (b) Relationship to plan, employer,
                                            or other party-in-interest
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (c) Description of transactions, including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(d) Purchase price  (e) Selling price  (f) Lease rental  (g) Expenses incurred in connection with
                                                             transaction
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Cost of asset     (i) Current value of asset    (j) Net gain or (loss) on
                                                        each transaction
================================================================================
  (a) Identity of party involved        (b) Relationship to plan, employer,
                                            or other party-in-interest
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (c) Description of transactions, including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(d) Purchase price  (e) Selling price  (f) Lease rental  (g) Expenses incurred in connection with
                                                             transaction
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(h) Cost of asset     (i) Current value of asset    (j) Net gain or (loss) on
                                                        each transaction
================================================================================


                                   2401010400
                                   [BAR CODE]

                        Financial Transaction Schedules
                                   Schedule G

Plan Name:  VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
Plan No:    001
EIN:        43-1648680

RE: Schedule G attachment - Line (c) Part III

Line (c) description: Loan to employer in the form of late deposit of employee 401(K) deferrals.


   DATE           CONTRIBUTION AMOUNT
----------        -------------------
02/16/2001             $4,294.02
06/26/2001               $250.88
06/28/2001               $711.08
10/29/2001               $111.48
11/02/2001                $27.87
12/31/2001             $4,989.10
  Total               $10,384.43